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EXHIBIT 13 (A)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F, as amended by this Form 20-F/A, of Lihir Gold Limited (the "Company") for the annual period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Companies.


/s/ Arthur Hood
-------------------------------------
Chief Executive Officer

Dated: December 26, 2007

The foregoing certification is being furnished solely pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the report or as a separate disclosure document.